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- EXHIBIT 99.1



                  RESPONSE TO THE REQUESTED DISCLOSURE FROM KSE
      REGARDING TO THE ESTABLISHING NEW PLANT OR UNDERTAKING EXISTING STEEL COMPANY IN CHINA


The Company is reviewing investment expansion opportunities in steel sector by establishing new plant or undertaking existing steel company in China however, nothing has been determined.